SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIO[illegible]
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549


06016784


RECEIVED
SEP 12 2006
213

Madrid, July 2006


SUPPL

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- Vidisco S.L. presented to the Stock Exchange Commission the corresponding notification about the proposed concentration to the Restrictive Practices Service, for the purposes set forth in "Law 16/1989", of the 17th of July, on Restrictive Practices. Dated on 05/16/2006.

EXHIBIT 2.- A Report was issued at the session of the Board of Directors about the take-over bid presented by Food Project Service, S.L., and authorised by the Stock Market Commission. Dated on 05/18/2006.

EXHIBIT 3.- The European Commission has informed of its decision not to oppose the concentration operation consisting of the public take-over bid formulated by Food Service Project, S.L. for all the shares and convertible bonds in Tele Pizza, S.A. Dated on 06/06/2006.

dlw 9/13

EXHIBIT 4.- A Report about adopted decissions was issued at the session of the general meeting and extraordinary general meeting. Dated on 07/06/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

COMMUNICATION OF RELEVANT FACT

VIDISCO, S.L. a subsidiary of IBERSOL, SGPS, S.A., in compliance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission about the following

RELEVANT FACT

In relation to the public take-over bid for 100% of the shares and convertible bonds in TELE PIZZA, S.A. presented by VIDISCO, S.L, to the Stock Exchange Commission on the 5th of May 2006, it is recorded that on the 11th of May 2006, VIDISCO S.L. presented the corresponding notification about the proposed concentration to the Restrictive Practices Service, for the purposes set forth in "Law 16/1989", of the 17th of July, on Restrictive Practices.

VIDISCO S.L. has proceeded to present this notification in a cautionary manner since it has not yet been discovered whether it brings together the thresholds shown in letter (a) of heading 1 of article 14 of the Law 16/1989.

This is communicated for the appropriate purposes in Madrid on the 16th of May 2006.

SIGNED by Mr. Antonio Carlos Vaz Pinto da Sousa
Representing VIDISCO, S.L.

STOCK EXCHANGE COMMISSION
P° CASTELLANA No. 15
MADRID-28046

COMMUNICATION OF RELEVANT FACT

A Report was issued at the session of the Board of Directors held on the 17th of May 2006, which is attached, all of which in accordance with that set forth in article 20 of the Royal Decree 1197/1991 about the take-over bid presented by Food Project Service, S.L., and authorised by the Stock Market Commission on the 11h of May 2006.

This is communicated for the appropriate purposes in Madrid, on the 18th of May 2006.

The Secretary to the Board of Directors

Javier Gaspar Pardo de Andrade

REPORT ISSUED BY THE BOARD OF DIRECTORS OF TELE PIZZA S.A., IN ACCORDANCE WITH THAT SET FORTH IN ARTICLE 20 OF THE ROYAL DECREE 1.197/1991, OF THE 26TH OF JULY, ABOUT THE PUBLIC TAKE-OVER BID FOR SHARES AND CONVERTIBLE BONDS IN THE COMPANY PRESENTED BY VIDISCO, S.L. AND AUTHORISED BY THE STOCK EXCHANGE COMMISSION DATED THE 11TH OF MAY 2006.

Madrid, on the 17th of May 2006.

For the purposes set forth in article 20.1 of the Royal Decree 1.197/1991, of the 26th of July, about the regime for Public Take-over Bids, the Board of Directors for the company Tele Pizza, S.A. (hereinafter called **Telepizza** or the **Company**) having met in Madrid on the 17th of May 2006, drafts and approves the following Report about the public take-over bid for shares and convertible bonds in Tele Pizza, S.A. (the **"Bid"**) formulated by Food Service Project, S.L. (the **"Bidder"**) and authorised by the Stock Exchange Commission (**"SEC"**) dated the 11th of May 2006, this Company being informed of this authorisation on the 11th day of the same month and year.

1. MAIN FEATURES OF THE BID

In accordance with the Bid's explanatory booklet prepared by the Bidder, the main features of the Bid are the following.

1.1. Bidder

The Bidder is the Spanish company Food Service Project, S.L.

The Bidder is a Spanish limited liability company, participated by the following associates:

Food Service Group, S.A.	50.50%
Inveralia Food Service, S.L.	20.00%
Restruriber, S.L.	13.64%
Bramen Capital, S.L.	12.76%
Dalbergia, S.L.	2.24%
Ebitda Consulting, S.L.	0.49%
Fernando Cárcamo Zorrilla	0.25%
Miguel Angel Irisarri Martinez	0.12%
	100%

In turn, Food Service Group, S.A. the Bidder's main partner is a mercantile company holding Luxemburg nationality, a subsidiary of the Fondos CVC II managed by CVC. The Fondos CVC that indirectly are participating in the Bidder to date are CVC European Equity Partners II (Jersey), L.P. and CVC European Equity Partners II L.P. managed by CVC European Equity II Ltd.

The bidder is the parent company of the Zena Group that is made up of a set of companies engaged in the catering business under the "multi-brand" and "multi-format" mode, present in Spain, Portugal and France, exploiting and franchising its own brand names such as "Fosters Hollywood", "Cañas y Tapas", "Il Tiempietto", traditional fast food restaurants ("Gofy", "Nostrus", "Tio Tapas" and "California") and also operating as a franchisee of "Burger King", "Pizza Hut" and "Kentucky Fried Chicken".

1.2. Securities to which the Bid extends.

The Bid extends to 265,035,922 shares in Telepizza, representing 100% of its Share Capital and 125,296 convertible bonds representing 100% of the convertible bonds issued and in circulation on the date of the presentation of the Bid.

1.3. Consideration

The Bidder offers the shareholders in Telepizza a cash consideration of 2.40 € per share and it offers the bondholders an equivalent consideration, consisting of adding to the value of the shares to which the bond subscription gives the right in the case of conversion, valued at the same price as the Bid, the amount of the accrued interest according to the formula expressed under heading II.2.2. of the Booklet.

1.4. Acceptance deadline

The initial acceptance deadline for the Bid is one month from the date of the publication of the first advertisement of the Bid. Consequently, the acceptance deadline ends on the 12th of June 2006.

1.5. Conditions to which the Bid is subjected

The effectiveness of the Bid is subject to the following condition:

a) Minimum of Acceptances: consisting of the acquisition of at least 129,867,602 hares in Telepizza, representing 49% of its current share capital.

b) Modification of the Articles of Association: consisting of the fact that prior to the conclusion of the Bid's acceptance deadline, the Annual General Meeting of Shareholders of Tele Pizza, S.A. must have modified articles 15.3, 22.2, 23.3 and 26.2 of the articles of association, adapting them to the content of the Corporations Act and

this modification must have been inscribed on the Mercantile Register within the same period.

The Bidder expresses reserves the authority to renounce the abovementioned conditions in the terms established in the Bid's explanatory booklet.

The Board would like to record, in relation to the compliance if such is the case, with the condition described under the abovementioned heading b), that it has convened an Ordinary and Extraordinary Annual General Meeting of Shareholders for the 6th and 7th of June 2006, and on the agenda of this meeting, point five, the proposal for modification of the articles of association that is referred to in the aforementioned second condition will be placed before the shareholders for their consideration.

2. GENERAL CONSIDERATIONS

2.1. About the aim of the Bid and the plans for the Telepizza Group

In the Bid's explanatory Booklet, the Bidder has shown that his intention through the Bid is to acquire the greatest number possible of actions in Telepizza in such a way that it might be possible to create a great catering group both on a national and on an international scale, therefore to carry out this target the management of the business currently developed by the Zena Group is foreseen to be integrated with that of Telepizza.

In any event, the integration of the management will take place regardless of whether Telepizza continues trading on the Stock Markets or it has been excluded from trading, through one of the modalities that the Bidder sets forth in the Booklet,

a) Acquisition by Telepizza of the Bidder's assets or subsidiaries.

b) Non-moneyed contribution of all or part of the subsidiaries to Telepizza within the framework of a share capital increase with exclusion of the preferential subscription right that would be completely subscribed by the Bidder by way of a non-monetary contribution.

c) Merger by way of Zena being taken over by Telepizza or vice versa.

d) Contribution of the shares in Telepizza to a newly created company with 100% participation by the Bidder for its subsequent merger with Telepizza.

2.2. About the assessment received.

On the occasion of the take-over bid previously formulated by the organisations Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. (hereinafter called, the

"**Preceding Bid**"), the Board of Directors of Telepizza appointed Lazard Asesores Financieros, S.A. as the Company's financial advisor, which on the 17th of April 2006 issued its opinion concluding that the consideration offered in the First Bid were from a financial point of view for the shareholders in the Company.

Whenever the consideration offered through the Bid is higher than that offered through the Preceding Bid, the Board has not considered it appropriate to request a new report on this point this time.

Notwithstanding the above and considering that the Bidder is the parent company of the Zena Group, the Company's main rival in Spain and that the Bid is attempting to integrate the business and activities by the Zena Group and that by Telepizza, The Board of Directors has considered it advisable to appoint the company Ernst&Young ("**E&Y**") as its advisor in relation to the Bid, requesting E&Y to issue a report about the consequences and effects of the integration projected by the Bidder for Telepizza and for the different groups of interest related to it.

On the 17th of May 2006, E&Y issued its report about the Bid addressed exclusively to the Board of Directors of Telepizza, in which and based on the work carried out, it advised against the Bid due to its negative effects and unfavourable consequences on the different areas analysed (shareholders, markets, customers, franchisees and employees).

3. AGREEMENTS BETWEEN THE BIDDERS AND TELEPIZZA OR THE BOARD MEMBERS OF TELEPIZZA

Currently there are no agreements in existence between the Bidder and Telepizza, nor between the Bidder and the Board Members of Telepizza.

4. OPINION AND OBSERVATIONS BY THE BOARD OF DIRECTORS ABOUT THE BID

The Board of Directors, complying with that set forth in article 20 of the R.D. 1197/91 of the 26th of July, gives its opinion about the Bid in accordance with what is indicated below:

4.1. In the first place, it is recorded that the Chairman of the Board of Directors, Mr. Pedro Ballvé Lantero, at the start of the meeting, informed of the existence of a conflict of interest derived from the fact that company that he holds participations in, Carbal, S.A., in turn jointly participates with the Permira Funds in the bidding companies from the Preceding Bid. In the face of this situation and in compliance with that set forth in Articles 24.2.3 a) and 32 of the Board's Regulation, Mr. Pedro Ballvé Lantero informed the Board of Directors that he would not take part in the deliberations and voting relative to the giving of an opinion about the Bid, absenting himself from the meeting.

4.2. In the second place and with respect to the price offered, 2.40€ per share in accordance with the report issued by the body on the 17th of April and on the 17th of May in relation to the Preceding Bid and with advice received at this time from Lazard Asesores Financieros, S.A., the Board considers that it is a fair consideration form a financial point of view, for the Company's shareholders who decide to accept it, likewise the fact that the consideration is paid completely in cash and is aimed at 100% of the share capital should be positively valued.

Notwithstanding the above-mentioned, the Board knows that on the 5th of May the company Vidisco S.L. requested the SEC authorisation to launch a new rival bid against the Preceding Bid and the Bid, subjected to identical conditions as the latter and for a price of 2.41€ per share, which is currently being processed by the SEC.

Consequently, the Bid, the Preceding Bid and the bid presented by Vidisco, S.L. will be subject to the regime of competing bids foreseen in Chapter V of the Royal Decree 1197/91 and in particular, to the procedure of possible modifications and improvements established in articles 36.2 of the abovementioned provision.

4.3. In the third place, considering that the Bid proposes the integration of the businesses currently developed by the Zena Group with those of Telepizza, as well as the fact that the former, as has already been mentioned, is the first rival of Telepizza in Spain, the Board of Directors, with assessment by E&Y which was referred to under the previous heading 2.2, in fulfilment of that set forth in article 6 of the Board's Regulation, has analysed the consequences and effects of the proposed integration from the social interest point of view, understanding this to be in application of article 127 bis C.A., the Company's interest.

The analysis of the integration from the social interest point of view has meant considering the consequences and effects foreseeable form this, not on to the Company itself, but also to the different groups of interest making up the company (shareholders, franchisees, employees, etc), having reached the following conclusions:

- The analysis of the financial ratios and the value trees handled by E&Y show that Telepizza presents greater efficiency, productivity, solvency and profitability than the Zena Group and than the group or company resulting from the integration. Specifically, according to the Report by E&Y based on the last comparable accounting data from the close of 2004, Telepizza's operating profitability is 9.20%, whilst that of the Zena Group is 2.67% and that of the resulting company could be around 6.29%, thanks to Telepizza's contribution.

* The lack of definition of the Booklet presented by the Bidder and the lack of any correctly backed financial predictions sets forth

serious doubts about the profitability of the group resulting from the integration, particularly if the important indebtedness required is considered (98% of the loan capital over total capital) and the fact that the Bidder foresees the possibility that Telepizza becomes indebted with respect to certain financing branches foreseen for refinancing the Zena Group's debt.

- The different integration alternatives for both companies would be dilutional for shareholders who do not take up the Bid and therefore prejudicial for them.

- The Zena Group has admitted in the Booklet that the Bid could cause a breach of its contractual obligations to Yum!, the franchiser of the Pizza Hut brand, therefore there might well be legal actions taken by the aforementioned franchiser against the organisation resulting from the integration.

- The Restrictive Practices Service could put forward objections and condition its authorisation on the performing of divestments or other commitments, due to the fact that the company resulting from the integration could hold a dominant position in almost all the possible relevant market configurations on which Telepizza operates.

- Regardless of the abovementioned point, the proximity of Telepizza and Pizza Hut outlets operated by the Zena Group could determine the closure of a significant number of outlets of one or other format after the integration with the consequent and significant loss of jobs.

- The current relationship between Telepizza and its franchisees would be appreciably modified. Currently, the franchisees and Telepizza act as *associates* whilst in the scenario resulting from the integration, the franchisee would be competing with the owned outlets from the Zena Group that operate other rival brands as franchisees and with the franchisees from the Zena Group itself. The resulting company would have to arbitrate on a daily basis the contradictory and competitive interests of its different franchisees between themselves and of the franchisees with its own outlets.

- In the supposed territorial conflict between an owned outlet from the Zena Group of a rival brand and a Telepizza franchised outlet, there could well be situations of discrimination in favour of the Zena Group's owned outlets. There could also arise the case that the Zena Group could decide to reconvert own outlets operated under the brand name of Pizza Hut to the brand of Telepizza, obstructing the business of its franchisees in this way. The integration could, therefore, be prejudicial for Telepizza's franchisees and therefore, and taking into account the importance of the franchiser/franchisee relationship for Telepizza itself.

- It should also not be ruled out that the resulting entity were to use the business information from the Telepizza chain to improve its competitive position in the Zena Group's owned outlets that are operating rival brands. Likewise, it should be not ruled out that the information obtained is used by the Zena Group in its capacity as franchiser of rival brands to homogenise its competitive products and strategy for Telepizza (for example, on the subject of commercial offers, product ranges and services, etc.)

- The integration would cause a collision in business cultures and management models, whenever Telepizza develops and manages basically a single brand and it associates all its resources to the development of this and therefore, of the Company, whilst the Zena Group is a company that manages brands, dividing up its resources amongst them in terms of the market situations and the advisability of the Group.

- The abovementioned point sets forth an effective risk of loss of talent and knowledge by the departure of key personnel from Telepizza, with the consequent decrease in share capital in the Company.

4.4. Consequently, the members of the Board of Directors agree, unanimously, with the exception and consequent abstention of the Chairman Mr. Pedro Ballvé Lantero:

a) In relation to the consideration offered by the Bid, it is considered to be fair from a financial point of view for the Company's shareholders, in accordance with that stated under the previous heading 4.2.

b) In relation to the other terms and conditions, the Board of Directors' opinion is unfavourable with respect to the Bid, considering it to be of a hostile nature, whenever the Bidder, in its condition of current rival to the company, represents interests that are contradictory and opposed to Telepizza's social interest and that the projected integration process would cause negative effects and consequences on each of the different areas analysed under the previous heading 4.3.

4.5. With the exception of the absence and abstention of Mr. Pedro Ballvé Lantero, due to the previously explained reason, there are no individual and particular opinions by Directors of Telepizza other than the previously expounded unanimous opinion.

5. INTENTION OF THE DIRECTORS TO ACCEPT THE BID

All the members of the Board of Directors who are holders, directly or indirectly of shares in Telepizza, that is to say, Mr. Fernando Zapater Marqués, Mr.

Guillermo de la Dehesa Romero, Mr. Alfonso Martinez de Irujo Fitz-James Stuart, Mr. Joaquin Cayuela Verges, Mr. Raniero Vanni D'Archirafi, Mr. Ignacio Cuesta Martin Gil and Mr. Javier Gaspar Pardo de Andrade, have shown their intention of not accepting the Bid. The abovementioned Board Members are holders, jointly, of a total of 19,253 shares in Telepizza.

It is stated that the declaration made by Mr. Ignacio Cuesta Martin-Gil does not include any pronouncement in any direction about the 4.132% participation in Telepizza of which the organisation Telefónica Capital, S.A. is the holder.

No member of the Board of Directors is the holder, directly or indirectly of bonds that are convertible into shares in the Company.

Likewise, it is stated that the company Carbal, S.A., the representation of which is held on the Board of Directors by the Board Member and Chairman, Mr. Pedro Ballvé Lantero, took on certain commitments relative to its share in Telepizza as opposed to Foodco Pastries Spain, S.L.U. and Medimosal S.L.U. to which reference was made both in the Board's report of the 17th of April and in the Informative Booklet recorded on the authorisation of the Preceding Bid.

This Report about the Public Take-over Bid for shares in Telepizza formulated by the Bidder and authorised by the Stock Exchange Commission on the 17th of May 2006 was unanimously approved by all the Directors of Tele Pizza, S.A. attending (or correctly represented) the meeting.

In Madrid, on the 17th of May 2006.

The Secretary to the Board of Directors
Javier Gaspar Pardo de Andrade

FOODCO SERVICE PROJECT, S.L. (hereinafter, the **"Bidding Company"**), in compliance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission about the following

RELEVANT FACT

On the 6th of June 2006, the European Commission has informed of its decision not to oppose the concentration operation consisting of the public take-over bid formulated by the Bidding Company for all the shares and convertible bonds in Tele Pizza, S.A. and to declare it compatible with the common market and the Agreement for the creation of the European Economic Space.

This is communicated for the appropriate purposes in Madrid on the 6th of June 2006.

FOOD SERVICE PROJECT, S.L.

By Proxy: Mr. Miguel Ibarrola López

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
28046 MADRID
Fax No.: 91.585.16.62
No. of pages: 4

COMMUNICATION OF RELEVANT FACT

Madrid, 7th of June 2006-08-02

In compliance with that set forth in article 82 of the Law 24/1988, of the 28th of July, about the Stock Market, this document communicates the following relevant fact for its incorporation on the public register of this Stock Exchange Commission:

Today, the 7th of July 2006, the Ordinary and Extraordinary General Meeting of Shareholders of Tele Pizza, S.A. was held in its second calling. The Meeting was validly constituted with the attendance, between those present and represented, of shareholders holding a total of 168,587,070 shares (501,905 present and 168,085,165 represented) in the Company, representing 63.61% of the share capital.

In accordance with the points on the Agenda proposed for the consideration and approval of the General Meeting, the following agreements have been adopted:

First. – Inspection and approval, if such is the case, of the Annual Accounts (Balance Sheet, Profits and Losses Account and Report) and Management Report, proposal for the application of the results and management of its Board of Directors referring to the financial year that closed on the 31st of December 2005, for the Company and for its Consolidated Group.

The agreement was approved with the favourable vote of 92.41% of the shareholders either present or represented.

Second. – Re-election and/or appointment of Board Members.

The agreement was approved with the favourable vote of 81.88% of the shareholders either present or represented.

Third. – Authorisation for the derivative acquisition of treasury stock in accordance with that set forth in Article 75 and similar of the Corporations Act, leaving without any effect, for the period that has not yet passed, the third agreement adopted by the Ordinary Annual General Meeting of Shareholders held on the 27th of April 2005.

The agreement was approved with the favourable vote of 91.07% of the shareholders either present or represented.

Fourth. – Appointment of the auditor of accounts for the Company and for its Consolidated Group for the 2006 financial year.

The agreement was approved with the favourable vote of 96.16% of the shareholders either present or represented.

Fifth. – inspection, and if such is the case approval, of the possible modification of articles 15, 11, 23 and 26 of the Articles of Association relative to the strengthening of the attendance and voting quorum for certain subjects and to the restrictions for access to the position of administrator and of chairman of the Board of Directors.

The agreement was not approved. The favourable vote of 75% of the attending shares was necessary to approval this agreement, and only 34.97% voted in favour, therefore the agreement was not approved.

Sixth. – Delegation of authority in favour of the Board of Directors for the interpretation, application, execution, formalisation, development and if such is the case, correction of the previous agreements.

The agreement was approved with the favourable vote of 96.14% of the shareholders either present or represented.

During the point of 'Any other business', eight shareholders took the floor, without there being any interventions worth mentioning.

In relation to the previous points on the Agenda, the texts of the ones proposed and that have been approved at the Meeting held today, they were communicated to this Stock Exchange Commission as Relevant Facts on the 4th of May 2006.

Please find attached a press release that will be distributed today.

Yours sincerely,

Signed: Javier Gaspar Pardo de Andrade
Secretary-Board Member of Tele Pizza, S.A.

A decision has been taken to uphold the restrictions for the appointment of Board Members and Chairman, with the favourable vote of 65.13 percent of the share capital.

TELEPIZZA'S SHAREHOLDERS REJECT THE CHANGING OF THE ARTICLES OF ASSOCIATION, WITH A WIDE MAJORITY

The shareholders in Telepizza have voted with a wide majority in favour of upholding the restrictions set forth in the company's articles of association for the appointing of Board Members and Chairman of the Board of Directors.

Likewise, the Annual General Meeting of Shareholders in Telepizza held today has voted by a wide majority to uphold the requirement laid out in Telepizza's Articles of Association for reinforced attendance and voting quorums for the adopting of certain decisions, such as the transformation, merger, split-off and winding up of the company, as well as for the modification of the articles relative to the abovementioned restrictions. To remove the aforementioned restrictions, the vote of 75 percent of the share capital was necessary.

In addition to this, the shareholders approved the management with the support of 92 percent of the share capital. As well as the Board of Director's proposal to renew Pedro Ballvé, Fernando Zapater Marqués and Raniero Vanni D'Archirafi as Board Members.

It is worth mentioning that Telepizza obtained a net profit of 23.13 million euros in 2005, which means an increase by 23.3 percent with respect to the 18.77 million euros obtained in 2004.

The chain's total sales (including owned outlets and franchised ones) grew by 7.5 percent in 2005, reaching 424.15 million euros.

Furthermore, the sales made by owned outlets and franchised ones in the company's international area, with operations in Portugal, Poland, Chile and Central America, increased by 16.4 percent.

The company's revenue, mainly made up of the sales from its own outlets, industrial activity and royalties, increased by 6.8 percent, reaching 311.59 million euros, compared to the 291.71 million euros obtained in 2004.

Moreover, the Gross Earnings (EBITDA) rose by 6.3 percent, reaching 53.63 million euros as opposed to the 50.46 million euros obtained the previous year.

In his speech to the shareholders, Telepizza's Chairman, Pedro Ballvé emphasised the fact that the results "witness the fact that the right road initiated in 2004 for profitability is being followed. Likewise it showed that the improvements made both in the financial structure of the balance sheet and in the rationalisation of the assets are having repercussions on the income account".

The Chairman stated that the investments made over the past few years in the search for the modernisation of all the areas in the company continue to give their fruit.

In the Marketing area, the company continued to consolidate its ranking as an emotional brand name, a task that is being acknowledged by its consumers with an increase in the advertising recall rates.

Jose Carlos Olcese, Executive Vice Chairman, emphasised the strengthening of the company's financial structure and the fulfilling of targets, underscoring the growth achieved in the chain's sales, in the net profit, the reduction in debt and the consolidation of its leadership in the countries where Telepizza is present.

In addition to this, the Executive Vice-Chairman stated that over the past year a very important step had been made in the development of new outlet formats such as the module, a new concept that allows Telepizza to be present in places where the amount of people passing through increases at certain times of year, such as beach resorts, and the innovative new sales channel on the ships that cover the rout to the islands, where passengers can consume Telepizza products.

The company made progress in its decision to decentralise the local marketing actions, aimed at adapting the strategies to the circumstances in each area where the company is present.

The company has continued with its development policy of new alternative sales channels that cover new consumption moments.

Therefore, at the end of 2005 Telepizza offered the possibility of acquiring its products by Internet in 325 outlets in Spain, becoming the first operator in the sector on the market to offer this type of service.

Additionally, the company continues to develop the Telepizza "Room Service", by which different hotels in Spain offer the possibility of consuming Telepizza products to their customers. At the end of last year, 450 hotels had incorporated this service.

Madrid, 7th of June 2006